MANPA

Rule 12g3-2 (b) File N° 82-4240

03 DEC 17 7:21

Caracas December 10th, 2003

03045238

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

12/18

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, October 17, 2003.

03 DEC 17 AM 7:21

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: National Securities Registry

Pursuant to the meeting held with Mrs. Osmira Marin in which we were given the remarks to the documents submitted before the National Securities Registry, attach please find the following:

1. Preliminary Version Prospect with the amendments requested.
2. Macro bond model including the following amendments:
   - True-and-Lawful Attorney and address of assessing companies
   - Assessment shall be reviewed every six months.
   - Effect of authorization.
3. Model of newspaper ad including the following amendment:
   - Validity of authorization.
4. Model of Contract of Custody Agent.
5. Letter of request to make Public Offer of Commercial Papers with the remarks made.

It is important to point out that the Note to Deferred Charges and Other Assets is included as part of the remarks to the Prospect. In the note to Deferred Charges and Other Assets only the most significant amount is mentioned, which corresponds to the trademarks owned by a foreign affiliate. Other asses comprising this account are not included in this note; therefore, the amounts are not equal.

Likewise, it is important to point out that in the interim financial statements at June 30, 2003 the same amounts of the years 2002, 2001 and 2000 appeared in the note to Deferred charges and Other assets and are not stated in currency at June 2003. The reason is that these are marks owned by the foreign affiliate; therefore, their value is shown without adjustment for inflation.

Likewise, in the balance sheet of the account "Advances to suppliers" it is mentioned note 18 that refers to Assets and Liabilities in foreign currency. The reason for making a reference is that great part of the advances to suppliers corresponds to suppliers from abroad and therefore this note indicates the amount in foreign currency.

Should you have any further question please do not hesitate to contact us,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 901 23 17

llevel@manpa.com.ve

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "2003 October 17 PM 3:01 FILE RECEIVED."---

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPER AT BEARER

SOLE BOND – SERIES I

INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

ISSUANCE 2003-I

Place and Date of Issuance: Caracas, XXXXXXXXX

Maturity Date: Caracas, XXXXXXXXX

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. XXXXXXXXXXXXXX

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Phone 901-23-35.

The present SOLE TITLE corresponds to the series 1 of issuance of Commercial Papers 2003-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Eight Thousand Million Bolivars (Bs.8,000,000,000.00), to which Negotiable Custody Certificates will be issued.

Issuance was approved by the General Shareholder's Meeting held on April 25, 2003 and was authorized by the National Securities and Exchange Commission as of XXXX 2003, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2003. This issuance will be in effect for one (1) year from the date to be publicly offered within the three (3) months following reception of authorization notice given by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT

SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS

TRUE-AND-LAWFUL ATTORNEY: OTTO RIVERO (905 63 83) Category A: XXXXXXX

CLASIFICADORES ASOCIADOS S&S, C.A.

CENTRO LETONIA PISO 12 OFICINA 126 CARACAS

TRUE-AND-LAWFUL ATTORNEY: EDUARDO GRASSO (2663854) Category A: XXXXXXX

This classification shall be reviewed every six (6) months.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).------

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2003-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of **** 2003 as per Resolution No.*** for the amount of Bs.8,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 25, 2003 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. XXX held on June 27, 2003.

On *** 2003 MANPA Finance Corporate Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 27, 2003 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
5

Bs.XXXXXXXXXXXX

The present series is represented by a Sole Bond amounting to Bs.***, which will be under custody at the office premises of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., in its capacity as Payment Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

PLACEMENT PRICE:	**YIELDING**
PLACE AND DATE OF ISSUANCE:	*****%**
MATURITY DATE:	**360-day basis**
TERM:	**(blank)**
AMOUNT OF INVESTMENT:	**(blank)**

RISK CLASSIFICATION

CLASSIFIERS XXXXXXXXXXXXXXXXXXXXXXXXX	Category A: XXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	Category A: XXXXXXXXXXX

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT

(Firmly, with collateral or based on bigger efforts)

PLACEMENT AGENT

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on *** 2003 and have a term of 15 continuous days.

ADVERTISEMENT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "2003 October 17 PM 3:01 FILE RECEIVED."---

INTERPRETE PUBLICO 6 JUDITH X. HERNANDEZ MORA

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of its principal as of June 27, 2003 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Directors Committee as of XXX who hereinafter be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amount to **EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00)** or its equivalent in U.S. Dollars that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 25, 2003 and with the decision of the Board of Directors in meeting dated June 27, 2003

placed through Public Offer, and was authorized by the National Securities Commission, as per Resolution No.XXX dated XXX with the obligation by VENEZOLANO DE CRÉDITO, S.A., Banco Universal to return them to THE ISSUER when each of them are due.

SECOND:

THE ISSUER appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as **CUSTODY AGENT** of the Sole Bonds and/or macro bonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **THE CUSTODY AGENT** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

THE CUSTODY AGENT will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the **Placement Agent or Agents**. The Negotiable Custody Certificates shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

THE ISSUER backs the authenticity of the Sole Bonds and/or macrobonds delivered to the **CUSTODY AGENT** and it is hereby expressly understood that **THE ISSUER** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from

the moment the **CUSTODY AGENT** delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal**, acting as Custody Agent of the series comprising Issuance of Commercial Papers does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **THE ISSUER** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal,** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE CUSTODY AGENT** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.
b) **THE PAYMENT AGENT** should have received the original instructions by the Placement Agents appointed by THE ISSUER, prior comprised by this latter.

FIFTH:

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

THE BANK will receive for its services as Custody Agent the amount of **FOUR HUNDRED THOUSAND BOLIVARS (Bs.400,000.00)** monthly form the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.030-0001963 maintain by **THE ISSUER** at VENEZOLANO DE CRÉDITO, S.A., Banco Universal;

therefore, **THE ISSUER** does hereby authorize **THE CUSTODY AGENT** to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to the Venezuelan capital market, published in Official Gazette No.36.411 as of March 11, 1998 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified as follows:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 11, Cacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at [DATE]. --

[letterhead of MANPA]

Caracas, October 17, 2003.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, OF LEGAL AGE, DOMICILED IN CARACAS, ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF JUNE 27, 2003 DO HEREBY REQUIRE ON BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) AS WELL AS THE REGISTRATION OF THE CORERSPODNIGN AUTHORIZATION BY THE NATIONAL REGISTRY OF SECURITIES AND THE APPROVAL BY VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL TO ACT AS COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS.

THE UNDERSIGNED DOES HEREBY DECLARE THAT:

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO 11
JUDITH X. HERNANDEZ MORA

• ALL THE INFORMATION ATTACHED HERETO IS TRUE AND ANY INFORMATION HAS BEEN OMITTED WHEN PREPARING SUCH DOCUMENTATION.

• WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF ANY SIGNIFICANT FACT RELATED TO THIS INFORMATION THAT OCCURS DURING THE PERIOD OF PLACING AN ISSUE.

• WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT THE FINAL ISSUANCE RESULTS UPON ENDING PLACEMENT.

• WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT ANY INFORMATION THIS LATTER MAY REQUEST, INCLUDING PERIODICAL INFORMATION REQUIRED BY ENTITIES WHICH SECURITIES ARE SUBJECT TO PUBLIC OFFER.

THUS, ATTACHED HERETO PLEASE FIND THE INFORMATION DETAILED AS FOLLOWS PURSUANT TO THE PROVISIONS SET FORTH IN THE GUIDELINES:

• CERTIFIED COPY OF THE BOARD OF DIRECTORS AUTHORIZING ISSUANCE OF UNSECURED BONDS, AND REPRESENTATION OF THE PERSON WHO SUBSCRIBE THE PRESENT REQUEST AND SIGNATURES OF THE SECURITIES CORRESPONDING TO SUCH ISSUANCE.

• COPY OF THE GENERAL SHAREHOLDERS' MEETING DATED APRIL 25, 2003.

• SOLE SECURITIES MODEL.

• NEWSPAPER NOTIFICATION MODEL.

• CONTRACT MODEL OF PLACEMENT AGENT.

• PAYMENT AGENT CONTRACT MODEL.

• LETTER ISSUED BY BANCO VENEZOLANO DE CREDITO, ACCEPTING TO ACT AS COMMON REPRESENTATIVE FOR ISSUANCE 2003-I.

• CONTRACT MODEL OF COMMON REPRESENTATIVE.

• LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THERE IS NO CONFLICT OF INTERESTS BETWEEN THE COMPANY AND THE COMMON REPRESENTATIVE.

• LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. REQUESTING APPROVAL BEFORE THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE COMMON REPRESENTATIVE APPOINTED THERETO.

• LETTER ISSUED BY THE LEGAL ADVISOR OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THE COMPANY HAS NO LITIGATION OR CLAIM PENDING THAT AFFECT ITS FINANCIAL SITUATION.

• CERTIFICATION OF COMPANY QUALIFICATION ISSUED BY SIEX.

• PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.

• ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS.

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY,

JUAN ANTONIO LOVERA (signed) Illegible.

CORPORATE FINANCE VICE-PRESIDENT.--

[Letterhead of MANPA]

Caracas, October 18, 2003.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: National Securities Registry

According to the conversation held with Mrs. Osmira Marin, attached please find deposit slip from Banco Provincial amounting to Eleven Million Six Hundred Forty Thousand (Bs.11,640,000) corresponding to payment of 600 tax units to register commercial papers – Issuance 2003 of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Should you have any further comment please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 901 23 17

llevel@manpa.com.ve

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "2003 October 28 PM 2:23 FILE RECEIVED." At the bottom margin of this letter there is copy of the deposit slip aforementioned. ---

The foregoing is the true and exact translation of the attached copy of the documents IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 25th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 OCT 17 PM 3:01

ARCHIVO
RECIBIDO

Caracas 17 de Octubre del 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

De acuerdo a la reunión sostenida con la Sra. Osmira Marin en la que se nos hizo entrega de las observaciones a los documentos consignados en el Registro Nacional de Valores, anexo a la presente encontrará:

1. Prospecto Versión Preliminar con las correcciones solicitadas.
2. Modelo de Macrotítulo que incluye las siguientes modificaciones
   - Representante Legal y Dirección de las Calificadoras
   - La calificación debe ser revisada cada seis meses.
   - Vigencia de la autorización
3. Modelo de Aviso de Prensa que incluye la siguiente modificación:
   - Vigencia de la autorización
4. Modelo de Contrato de Agente de Custodio
5. Carta de solicitud para hacer Oferta Pública de Papeles Comerciales con la observación realizada.

Es importante señalar que dentro de las observaciones al Prospecto se menciona lo referente a la Nota de Cargos Diferidos y Otros Activos. En la nota de Cargos Diferidos y Otros Activos se hace sólo referencia al monto más significativo, el cual corresponde a las marcas de comercio poseídas por una filial del exterior. No se incluyen en esta nota los otros activos que forman parte de esta cuenta, por ello los montos no son iguales.

Igualmente es importante señalar que en los estados financieros interinos al 30 de junio de 2003 aparecen reflejados en la nota de Cargos Diferidos y Otros Activos los mismos montos de los años 2002,2001 y 2000 y no expresados en moneda de junio 2003, la razón es que esta son marcas poseídas por la filial extranjera por lo que su valor se muestra sin ajuste por inflación.

Asimismo, en el balance general en la cuenta "Anticipo a Proveedores" se hace referencia a la nota 19 la cual trata sobre los Activos y Pasivos en moneda extranjera. La razón de hacer referencia es que gran parte de los anticipos a proveedores corresponde a proveedores del exterior y por ello se puede ver en esta nota a cuanto asciende el monto en moneda extranjera.

Sin más que agregar y a su disposición para cualquier aclaratoria

Atentamente

Leticia Level
Gerente de Planificación Corp.
Teléfono 901 22 45 Fax 901 23 17
llevel@manpa.com.ve

COMISION ...

MANPA

2003 OCT 17 PM 3: 01

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

RECIBIDO

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO – SERIE I
EMISION 2003-I

Lugar y Fecha de Emisión:	Caracas, xxxxxxxxxxxxxxx
Fecha de Vencimiento:	Caracas, xxxxxxxxxxxxxxx

Tasa de Rendimiento: XXXXXX %

Titulo colocado a (valor par, descuento o con prima)

Valor Nominal Bs. xxxxxxxxxxxxxx

Por valor recibido. Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: XXXXXXXXXXXXX DE BOLIVARES (Bs. XXXXXXXXXXXXX) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie I de la emisión de Papeles Comerciales 2003-I de Manufacturas de Papel, C.A (MANPA) S.A.C.A. por un monto máximo de Ocho Mil Millones de Bolivares (Bs. 8.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 25 de Abril de 2003 y fue autorizada por la Comisión Nacional de Valores el XXX de XXXX de 2.003, según Resolución N° XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.003. Esta emisión tendrá una vigencia de un (1) año, contado a partir de la fecha en la que deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.
CENTRO LIDO TORRE D PISO 4 OFICINA HQ. CARACAS
REPRESENTANTE LEGAL: OTTO RIVERO (905-.3 83) — Categoria A: XXXXXXX

CLASIFICADORES ASOCIADOS S&S, C.A
CENTRO LETONIA PISO 12 OFICINA 126. CARACAS
REPRESENTANTE LEGAL: EDUARDO GRASSO (266.38.54) — Categoria A: XXXXXXXXXX

ESTA CALIFICACIÓN DEBERÁ SER REVISADA CADA SEIS (6) MESES.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada

Firma Autorizada

2003 OCT 17 PM 3: 01

RECIBIDO

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2003-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el ** de **** de 2.003 según Resolución No. ***, por un monto máximo de Bs. 8.000.000.000.00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 25 de Abril de 2.003 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. XXX celebrada el 27 de Junio de 2.003

El Vicepresidente Corporativo de Finanzas de MANPA, el *** de *** de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 27 de Junio de 2.003, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. XXXXXXXXXXXXX

La presente serie está representada por un Titulo Unico por el monto de Bs. ****, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION:
LUGAR Y FECHA DE EMISION:
FECHA DE VENCIMIENTO:
PLAZO:
MONTO DE LA INVERSION:

RENDIMIENTO
****** %**
Base 360 Días

CALIFICACION DE RIESGO

CLASIFICADORES	XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	Categoria A; XXXXXXXXXX
CLAVE	xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Categoria A; XXXXXXXXXX

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso , Chacaito, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000.00)

COLOCACION
(en Firme, Garantizada o a Mayores Esfuerzos)
AGENTE DE COLOCACION

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el ** de **** de 2.003, con un plazo de 15 días continuos.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

CONTRATO DE AGENTE CUSTODIO

Entre **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, .venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 27 de Junio de 2003, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el "**VENEZOLANO DE CREDITO, S.A., Banco Universal.**", sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6A Pro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha xx de xxx de xxxx, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Unicos y/o macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que por un monto de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00**, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 25 de Abril de 2.003, y con lo decidido por la Junta Directiva en sesión de fecha 27 de Junio de 2.003, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° xxxxx de fecha x de xxxx de xxxx, con

la obligación del VENEZOLANO DE CREDITO, S.A., Banco Universal, de devolverlos a EL EMISOR, al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa al **VENEZOLANO DE CREDITO, S.A., Banco Universal** como **AGENTE CUSTODIO** de los Títulos Unicos y/o macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior, a tal efecto, **"EL EMISOR"** autoriza al **VENEZOLANO DE CREDITO, S.A., Banco Universal** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del macrotítulo de papeles comerciales. Para la impresión, por parte del **AGENTE CUSTODIO,** de los certificados de custodia, deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR",** donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **AGENTE CUSTODIO** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **EL EMISOR**, el título único y/o macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a) Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

TERCERA:

EL EMISOR responde de la autenticidad de los Títulos Unicos y/o macrotítulos entregados al **AGENTE CUSTODIO** y queda expresamente entendido que **EL EMISOR** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dicho papeles contenidos en el título único y/o macrotítulo, desde el mismo momento en que el **AGENTE CUSTODIO**, les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** actuando como Agente Custodio de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a

la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, en su carácter de Agente Custodio, no garantiza a los tenedores de los Papeles Comerciales o a los tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL AGENTE CUSTODIO"** de realizar, por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL AGENTE CUSTODIO"** debe haber recibido el Título Unico y/o macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL AGENTE DE PAGO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por EL EMISOR, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL AGENTE CUSTODIO"**, cualquier hecho relevante relacionado con la Emisión de papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como Agente Custodio la cantidad de **CUATROCIENTOS MIL BOLIVARES (Bs. 400.000,oo)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 030-0001963, que mantiene **"EL EMISOR"** en el VENEZOLANO DE CREDITO, S.A. Banco Universal, para lo cual **"EL EMISOR"** autoriza a **"EL AGENTE CUSTODIO",** para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Unico y/o macrotítulos de la última serie que integre la emisión identificada en este contrato, sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre prevención, control y fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano" publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1.998, será por cuenta de **EL EMISOR** la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

EL AGENTE CUSTODIO:

VENEZOLANO DE CREDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a los xxx y xxx (xx) días del mes de xxxxx de 200x.

MANPA

CARACAS, 17 de Octubre de 2003

CIUDADANO
PRESIDENTE Y DEMAS MIEMBROS
DEL DIRECTORIO DE LA COMISION
NACIONAL DE VALORES
SU DESPACHO

ESTIMADO SEÑORES:

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 27 DE JUNIO DE 2003. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo), ASI COMO LA INSCRIPCION DE LA CORRESPONDIENTE AUTORIZACIÓN EN EL REGISTRO NACIONAL DE VALORES Y LA APROBACIÓN DEL VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL PARA ACTUAR COMO REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES.

MANPA

EL SUSCRITO DECLARA QUE:

- TODA INFORMACION ANEXA ES VERIDICA Y QUE NO SE HA OMITIDO NINGUNA INFORMACION PARA LA REPARACION DE DICHOS RECAUDOS.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, CUALQUIER HECHO DE IMPORTANCIA RELACIONADO CON ESTA INFORMACIÓN QUE OCURRA DURANTE EL PERIODO DE COLOCACION DE LA EMISION.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, LOS RESULTADOS DEFINITIVOS DE LA EMISION UNA VEZ CONCLUIDO SU COLOCACION.

- NOS COMPROMETEMOS A ENVIAR A LA COMISION NACIONAL DE VALORES CUALQUIER INFORMACION QUE ESTA SOLICITE INCLUYENDO LA QUE PERIODICAMENTE SE REQUIERA DE LAS ENTIDADES CUYOS TITULOS VALORES SON OBJETO DE OFERTA PUBLICA

A TAL EFECTO, ANEXO A LA PRESENTE ENCONTRARAN LA INFORMACION QUE A CONTINUACION SE DETALLA DE ACUERDO A LO ESTABLECIDO EN EL INSTRUCTIVO:

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA QUE AUTORIZA LA EMISION DE OBLIGACIONES QUIROGRAFARIAS, Y LA REPRESENTACION DE LA PERSONA QUE SUSCRIBE LA PRESENTE SOLICITUD Y LAS FIRMAS DE LOS TITULOS CORRESPONDIENTES A LA EMISION.

- COPIA DEL ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 25 DE ABRIL DE 2003.

- MODELO DEL TITULO UNICO.

- MODELO DEL AVISO DE PRENSA.

- MODELO DE CONTRATO DE AGENTE DE COLOCACION.

MANPA

- CARTA EMITIDA POR EL BANCO VENEZOLANO DE CREDITO ACEPTANDO ACTUAR COMO REPRESENTANTE COMUN PARA LA EMISION 2.003-I
- MODELO DE CONTRATO DE REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. DONDE CERTIFICA QUE NO EXISTE CONFLICTO DE INTERESES ENTRE LA EMPRESA Y EL REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. SOLICITANDO LA APROBACION ANTE LA COMISION NACIONAL DE VALORES DEL REPRESENTANTE COMUN DESIGNADO.
- CARTA EMITIDA POR EL ASESOR LEGAL DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFICANDO QUE LA EMPRESA NO TIENE LITIGIO O RECLAMACION PENDIENTE QUE AFECTE SU SITUACION FINANCIERA.
- CONSTANCIA DE CALIFICACION DE EMPRESA EMITIDA POR LA SIEX.
- VERSION PRELIMINAR DEL PROSPECTO DE OFERTA PUBLICA.
- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO.

SIN MAS POR LOS MOMENTOS Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE.

ATENTAMENTE,

JUAN ANTONIO LOVERA
V.P. CORPORATIVO DE FINANZAS

MANPA

2003 OCT 28 PM 2:23

ARCHIVO

RECIBIDO

Caracas 28 de Octubre del 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

De acuerdo a la conversación sostenida con la Sra. Osmira Marin, anexo a la presente encontrará la planilla de depósito del Banco Provincial por Once millones seiscientos cuarenta mil (Bs. 11.640.000) correspondiente al pago de 600 unidades tributarias para la inscripción de papeles comerciales – Emisión 2003 de Manufacturas de Papel, C.A. (MANPA) SACA.

Sin más que agregar y a su disposición para cualquier aclaratoria

Atentamente

Leticia Level
Gerente de Planificación Corp.
Teléfono 901 22 45 Fax 901 23 17
llevel@manpa.com.ve

FAVOR DEVOLVER FIRMADA Y SELLADA

BBVA Banco Provincial

DEPOSITO EN CUENTA ☐ AHORRO ☐ CORRIENTE

FECHA: 28 10 03

NOMBRE DEL DEPOSITANTE: Manpa

FIRMA DEL DEPOSITANTE: Manpa

FIRMA Y SELLO DEL CAJERO

SON: Once millones seiscientos cuarenta mil BOLIVARES.

CODIGO CUENTA CLIENTE: 0108 0027 71 0100404726

ENTREGA PARA EL HABER DE LA CUENTA A NOMBRE DE: CLIENTE (S): Comisión Nacional de Valores

CHEQUES SOBRE OTROS BANCOS

Nº DEL CHEQUE	CODIGO CUENTA CLIENTE	NOMBRE DEL BANCO	IMPORTE Bs.
00002004	000104 5446	Venezuela	11640000

TOTAL GENERAL: 11640000

REFERENCIA PARA CONCILIAR SU ESTADO DE CUENTA

00000873

SEGUN SEA EL DESTINO DEL DEPOSITO, ESTE SE RIGE POR EL CONTRATO DE CUENTA CORRIENTE BANCARIA CELEBRADO ENTRE EL BANCO PROVINCIAL, S.A. BANCO UNIVERSAL (EL BANCO) Y EL CLIENTE TITULAR DE LA CUENTA CORRIENTE IDENTIFICADA EN ESTA PLANILLA, SU EFECTO, POR EL CORRESPONDIENTE REGLAMENTO PARA CUENTAS DE AHORRO QUE LE RESULTE APLICABLE A LA CUENTA CUYO NUMERO APARECE INDICADO EN ESTA PLANILLA. PARA QUE ESTE DEPOSITO TENGA VALIDEZ, NO DEBE PRESENTAR ENMIENDAS, DEBE ESTAR FIRMADO POR EL CAJERO, VALIDADO Y SELLADO CON EL SELLO DEL BANCO.

CAPITAL 89.461.552.000,00 - CARACAS - VENEZUELA

28-10-2003/8633/2326/VP92699 /00000873/0108-0027-71-0100404726
COMISION NACIONAL DE VALORES
EF***************0 CH*****11,640,000.0 TOT*****11,640,000.00

INTERPRETE PUBLICO

03 DEC 17 AM 7:21

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

ADDITIONAL INFORMATION NON REQUIRED IN THE PROSPECTUS

1.- PRODUCTS

1.1. LINES OF PRODUCTS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. leads its production to the preparation of paper products for the Printing/ Writing/ Boxes/ Packaging and Hygienic Products sector as well as products resulting from the forest sector, as detailed below:

TABLE OF PRODUCTS PER SECTOR

PAPER SECTOR	TYPE OF PAPER	PRODUCTS CONVERTED
Printing and Writing	Bond Cards Copies Photocopies Register Ledger Mimeograph Optical Poster Security	School Products: Exercise Books, Notebooks, Files, etc. Continuous Forms Reams/ Four quires of letter paper Personalized Forms Office Products: Rolls for Calculators, Blocks, etc.
Boxes and Packaging	MG Natural, White	Bags

	and Color MF Natural, White and Color Crepe Paper Pasteboard Cone glasses Cores	 Multifold Bags Folding Packages
Hygienic Products	Paper Class "A" Paper Class "B" Paper Class "C" MG paper	Hygienic Products Facial Papers Napkins Paper Towels

1.2. SPECIFICATIONS OF PRODUCTS SOLD

Printing, Writing and Packaging Paper. These products are made by our Strategic Paper Mill Business Units I.E.E. and are used as raw material for converting companies, mainly those of our same group. Therefore, 30% of the production is destined to selling to third parties.

School and Office Products: This group of products is prepared by some of our converting units and comprises a variety of products among which there are notebooks, exercise books, office blocks, rolls for calculators, envelopes, index cards, cards, folders, among others.

Reams, four quires of letter paper and continuous Forms: It deals with markets of office products including their reams and four quires of letter paper of bond paper and of color, copy paper, stock continuous forms, pre-printing continuous forms and personalized forms directly to clients.

Sacks: These are prepared by one of our plants situated in Maracay, Aragua State, and are mainly oriented to the market of the cement industry, concentrated food and mills, this product is prepared in the fashions of sewing bottom and sealed bottom according to the specific clients' needs.

Bags: These bags are of different sizes, with or without printing, made in two fashions, flat-bottom bags and square-bottom bags.

Hygienic Products: The Strategic Business Unit called Hygienic Paper Mills is the one in charge of manufacturing paper reels in their different types (Type A, B and C), necessary to manufacture hygienic paper, napkins, paper towels, facial towels and MG papers, which are converted at the same plant.

1.3. SALES PER PRODUCT LINE

Below there are the sales by product lines of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. consolidated (in million bolivars):

Restated in constant currency at 6/30/02

Type of Product	6/30/03	2002	2001	2000
Printing/ Writing	59,374	99,285	76,474	75,892
Boxes / Packages	12,352	24,860	43,798	53,268
Hygienic Products	62,723	113,081	113,282	111,998
Wood in logs	0	0	0	4,361
Transportes Alpes	0	32	118	185
TOTAL SALES	**134,449**	**237,258**	**233,672**	**245,724**

Source: Financial Statements of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

2. RAW MATERIALS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. uses in its production process a wide range of raw materials and supplies. Below these are details as well as their main suppliers.

TYPE	SUPPLIER	ORIGIN
Chemicals	Clariant de Venezuela	Local
	Eka Chemicals	Local
	Agroindustrial Mandioca	Local
	Masterflex C.A.	Local
	Nalco de Venezuela	Local
	Químicas Victoria	Local
	Raisio Química	Local
	Okaite de Venezuela	Local

TYPE	SUPPLIER	ORIGIN
	Omya Colombia	Imported
Secondary Fiber	Transpaca	Local
	Ace Recycling Limited	Imported
	Simco Recycling Corp.	Imported
Pulp	Cellmark Inc.	Imported
	Celulosa Arauco y Constitución	Imported
	C.M.P.C. – Celulosa S.A.	Imported
	Pope & Talbot	Imported

Source: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTS

Due to the characteristics of the products manufactured by MANPA, it has a wide range of direct and indirect clients that approximately reach 2,410, any of which represents 20% of the company sales.

4. COMPANY PROPERTY

Paper Mill Printing, Writing and Packaging: situated in Avenida Aragua, Maracay, Aragua State, on a land lot of 137,400.35 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Three paper machines
- Non-dyeing Plant
- OCC Cleaning System
- Finishing machine with 3 rewinding machines
- Quality, process, analysis and water control labs
- Steam and compressed air plant
- Power plant
- Affluent treatment plant.

In the same land lot of the Division Mill Printing, Writing and Packaging there is the Division of Reams, Four Quires of Letter Paper and Continuous Forms was moved to this land.

This plant includes:

- Three conversion lines to manufacture reams and four quires of letter paper.
- Six printing presses to produce continuous forms.
- Photocomposition equipment, computers and laser printers.

Industrial Conversion Plant: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 68,510 square meters where there the Bags Plant is situated and currently has 46 machines to manufacture flat-bottom and square-bottom bags with or without printing, among which we can point out the following:

- 30 machines with printers and packers.
- 9 machines without printers and packers.
- 1 cutting machine with printer.

In the same land of the Conversion Division there is the Sack plant, which has:

- Five lines to manufacture sacks (two of glued bottom and two of sewing bottom and one bag-type)
- Printing area
- Rolling mill machine
- Equipment for quality control of manufactured product
- Maintenance shop

Due to operating reasons the **School and Office Product Division** was moved to the **Conversion Plant**, which includes the following:

- Four production lines of notebooks.
- Folding packaging lines.
- Printing lines.
- Department of lithography (computers and laser printing).
- Maintenance and Auxiliary Services Workshop among which there are: air compressors and transformation and power distribution network.

Hygienic Product Mill: Situated in Zona Industrial La Hamaca, Maracay, Aragua State, on a land lot of 712,500 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Six paper machines.
- Printing machines.
- 24 conversion lines (hygienic products, napkins, towels and facial towels).
- Pulp plant.
- Non- dyeing Plant
- Steam and compressed air plant.
- Material, physics and process labs.
- Treatment plant.
- Quality control lab.

Facilities of TRANSPORTE ALPES, S.A.: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 16,780 square meters. It includes:

- Fleet of 135 trucks.
- Two storehouses.
- Covered parking lot.

5. NOT OWNED FIXED ASSETS

At June 30, 2003 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. did not have any Leasing.

6. INFORMATION ABOUT ASSETS REVALUATION:

In the Financial Statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES there are not revaluated assets.

7. CONTRACTS OF MORE IMPORTANCE:

7.1. LABOR CONTRACTS:

Collective Bargaining Agreement for employees of Division of Conversion and Mills for Printing, Writing and Packaging of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of May 1, 2003 until May 1, 2006.

Collective Bargaining Agreement for employees and workers of the Hygienic Paper Mill Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of June 1, 2001 at May 30, 2004.

Collective Bargaining Agreement for employees of the School Product Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with duration of two and a half years from June 1, 2002 to March 1, 2003 protecting both company employees and workers (under discussion).

7.2. CONTRACTS OF SUPPLIES:

In order to guarantee a reliable power supply in December 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. subscribed a Power Supply Contract with TURBOGENERADORES MARACAY, C.A. for a period of 12 years.

8. LITIGATIONS AND COMPLAINTS:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. does not have any litigation or complaint that may significantly affect, either directly or indirectly, its financial standing.

9. EXPLANATION OF THE VARIATIONS OF GREATER IMPORTANCE.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Loss and Profit Statement

(Stated in thousands of bolivars)

Restated in constant currency at 6/30/03

(In thousands Bs.)	6/30/03	2002	2001	2000
Net sales	134,448,633	237,257,664	233,671,670	245,723,517
Sales cost	96,443,587	164,251,714	152,572,657	175,838,600
Gross income	**38,005,046**	**73,005,950**	**81,099,013**	**69,884,917**
Operating expenses	17,558,350	43,281,854	48,407,744	51,092,124
Operating earnings	**20,446,696**	**29,724,096**	**32,691,269**	**18,792,793**
Other income (expenditures)	-12,235,342	-20,328,473	-21,694,321	-11,260,836
Income before taxes	**8,211,354**	**9,395,623**	**10,996,948**	**7,531,957**
Income tax provision and provision for business assets	1,411,317	3,302,494	3,539,919	3,943,323

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Income before participation in results from non-consolidated affiliates	**6,800,037**	**6,093,129**	**7,457,029**	**3,588,634**
Participation in results from non-consolidated affiliates	-1,189,121	-3,459,924	-411,165	-271,965
Income before minority interests	**5,610,916**	**2,633,205**	**7,045,864**	**3,316,669**
Minority interests	-426,136	-86,692	-18,074	338,952
Income before extraordinary provision	**5,184,780**	**2,546,513**	**7,027,790**	**3,655,621**
Extraordinary provision	-	-	-	1,750,474
Net income	**5,184,780**	**2,546,513**	**7,027,790**	**5,406,095**
Number of average outstanding shares	**2,294,009,424**	**2,294,009,424**	**2,294,009,424**	**2,294,009,424**
Earnings per share	**2.26**	**1.11**	**3.06**	**2.36**

Source: Financial statements of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Net sales:

According to figures stated in constant currency at June 30, 2003 the net sales of the first six months of the year 2003 indicate an increase of 10% regarding the same period of the previous year, when registering net sales amounting to Bs.134,448,633 million versus net sales amounting to Bs.122,215,836 at closure of June 2002.

In metric tons, total sales dropped 19.63% when surpassing 68,920 MT at closure of June 2003 at 55,392 MT for the same year period 2002, mainly because of the 67% reduction of exports. Regarding the local market, reduction of metric tons sold has amounted to 9%, being the most affected items those of printing and writing; sacks and school products as a consequence of the strong financial contraction registered during the first semester of the year.

In regard to the behavior of the net sales of the year 2002 concerning the years 2001 there is an increase of 1.5% and a reduction of –3.45% in regard to the year 2000 respectively, product of the sales of the Forest Division at the beginning of the year 2001 that reduced the total sales volume in 19,544 regarding the year 2000.

Nevertheless, if we compare the paper sales of the year 2001 against those of the year 2000 there is an increase of 2.70%, which represents 3,633 metric tons of additional paper sold.

Sales cost:

The Sales Cost at closure of June 2003 increased 24% in regard to the same period of the previous year. Likewise, as sales percentage, the Sales cost increased 7.48 percentage points when surpassing 59.49% for the first semester of the year 2002 to 66.97% during the first six months of the years 2003.

The increase of the Sales Cost has been the consequence of the drop of production volume during the two first months of the year and the increase of raw materials and chemicals for the effects of devaluation. In fact, during the first semester of the year 2002 the average exchange rate was Bs./US$1,006 whereas during the first semester of the year 2003 the prevailing exchange rate has been Bs./US$1,600.

A similar behavior is seen in the Sales Cost of the year 2002 compared to that of the year 2001, which was increased 7.65% and as sales percentage in 4 percentage points mainly as a consequence of the average exchange rate of the year 2002 amounted to Bs./US$1,202 while for the year 2001 was Bs./US$726, increasing the price of raw materials and imported spare parts. Nevertheless, the reduction of the manufacturing expenses counteracted a greater effect of devaluation in the increase of the sales cots.

When comparing the Sales Cost for the year 2001 against that of the year 2000 we observe a reduction of 13.23% as a consequence of applying the improvements to the efficient production of company processes.

Operating expenses:

According to the restated figures at June 30, 2003 the operating expenses as sales percentage showed a reduction of 5.59 percentage points in regard to the same period

of the previous year, due to a reduction both in sales expenses and administrative expenses.

Sales expenses were reduced 2 percentage points as a result of the minimum activity registered during the two first months of the year. Regarding administration expenses, the decrease was generated for the reduction of the personal expenses, hired services and professional fees such as: hiring lawyers, consultants, advisors, etc.

In regard to the behavior of operating expenses as sales percentage for the year 2002 concerning the years 2001 and 2000, these were reduced 3 percentage points basically as a result of the effect of the inflation rate to make the three years comparative.

Restated at 6/30/03 (In million of Bs.)	6/30/03	2002	2001	2000
Sales expenses	12,454	29,331	32,507	34,022
Administrative expenses	5,105	13,951	15,901	17,070
Total operating expenses	**17,559**	**43,282**	**48,408**	**51,092**

Operating and gross margin:

The gross margin at closure of the first semester of the year 2003 shows a reduction of 2 percentage points in regard to the same period for the year 2002 as a result of the increase in the Sales Cost.

Same behavior has the Gross margin of the year 2002 with the year 2001 when passing from 34.71% to 30.77% due to a higher Sales Cost, whereas in regard to the year 2000 there is an increase of 2 percentage points in the Gross margin.

A different behavior has the operating margin, which was increased during the first semester of the year 2003 in 2.6 percentage points in regard to that registered during the first period of the previous year as a result of the drop in operating expenses as sales percentage in 5.59 percentage points.

Concerning the performance registered for the year 2002 in regard to the years 2001 and 2000 the same follows the tendency of the gross margin.

Integral cost of financing:

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The integral financing cost showed a reduction in the first six months of the year 2002 regarding the same period of the previous year due to, firstly, the reduction of the interests paid for a minor indebtedness and, secondly, for the exchange and monetary earning obtained during the first semester of the year.

When comparing the integral financing cost in the year 2002 against the years 2001 and 2000 there is an increment in regard to both years as a consequence of the reduction of the interests earned, the higher exchange loss and the reduction of monetary earning for changes in the monetary position of the company.

Minority interests:

The figure presented as minority interests refers to Toycos participation in the results of Manpa Centroamérica.

Other income/ Expenditures:

During the first quarter of the year 2003 an increase of other income was registered compared to the first quarter of the year 2002. This increase was mainly originated by the creation of a provision for exchange contingency in view of the possibility to devaluate the Bolivar against the US dollars.

In regard to the behavior showed by Other disbursements during the year 2002 in regard to the year 2001 there is a reduction of 40.23% mainly a product that in the year 2001 some investments in securities held abroad were liquidated and also to the reduction in the Provision for investment valuations created in the year 2001 in order to maintain the value of these ones in dollars. Whereas in regard to the year 2000 there is an increase since during this year there was no Provision for Investment Valuations.

Restated in constant currency at 6/30/03

(In thousands Bs.)	2001/2000	2002/2001	June 03/ June 02
Interests/ Placements	-227,652	-515,644	-40,013
Exchange differences (net)	777,722	-1,647,487	4,920,381
Interests expenses	8,547,770	-372,902	2,861,821
Monetary earning	-8,182,689	-2,794,456	1,566,019

Loss in investments (net)	-8,180,995	3,159,030	-2,233,534
Realization of temporary investments	-4,267,290	4,267,290	-
Income form sell of assets	-66,250	34,543	617
Others	1,165,899	-764,526	-6,378,731
Total variation other income (expenditures) and integral financing income (cost)	**-10,433,485**	**1,365,848**	**696,560**

Source: Financial statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA)

Net margin:

Regarding the net margin, this latter registered an increase of 3.4 percentage points when compared to the same period of the previous year as a consequence of the increase in the operating earnings and of a lesser integral cost of financing produced by the reduction of expenses from interests and by the exchange income obtained during the quarter.

The behavior of the net margin at closure of 2002 compared to the closure of 2001 indicates a reduction of 2 percentage points as a consequence of the increase in the sales cost and in the integral cost of financing. In regard to the year 2000, the net margin increased 4.88 percentage points when passing from 7.65% during the year 2000 to 12.53% for the year 2002 due to an increase in the operating income and the reduction of operating expenses.

10. CONTINGENCIES

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. does not have significant contingencies that may affect their equity value.

Translator's Note:

At the upper right margin of the first two (2) folios written in Spanish there is a wet seal that reads as follows: "2003 September 26 AM 11:45. FILE RECEIVED."-----------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO

1. - PRODUCTOS.

1.1 LINEAS DE PRODUCTOS

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A, dirige su producción a la elaboración de productos derivados del papel para el sector Imprimir / Escribir / Envases / Embalajes e Higiénicos, así como de productos resultantes del sector forestal; tal como se detalla a continuación:

CUADRO DE PRODUCTOS POR SECTOR

SECTOR PAPEL	TIPO DE PAPEL	PRODUCTOS CONVERTIDOS
Imprimir y Escribir	Bond Cartulinas Copias Fotocopias Register Ledger Multigrafo Optico Poster Seguridad	Productos Escolares: Cuadernos, Libretas, Carpetas, etc. Formas Continuas, Resmas / Resmillas, Formas Personalizadas. Productos de Oficina: Rollos de Calculadoras, Blocks, etc.
Envases y Embalajes	MG Natural, Blanco y Color MF Natural, Blanco y Color Crepé Cartoncillo Vasos Cónicos Cores	Bolsas Sacos Multipliegos Empaques Plegadizos
Higiénicos	Papel Clase "A" Papel Clase "B" Papel Clase "C" Papel MG	Higiénicos Faciales Servilletas Toallas

1.2 ESPECIFICACION DE LOS PRODUCTOS VENDIDOS

Papeles de Imprimir, Escribir y Embalar: Estos productos son elaborados por nuestra Unidad Estratégica de Negocios Molino I.E.E., y son utilizados como materia prima por las empresas convertidoras, principalmente las de nuestro mismo grupo, por lo que solo el 30% de la producción es destinado hacia la venta a terceros.

***Productos Escolares y de Oficina*:** Este grupo de productos es elaborado por algunas de nuestras unidades convertidoras, y se encuentra constituido por una gran variedad de productos entre los cuales se encuentran cuadernos, libretas, blocks de oficina, rollos de calculadoras, sobres, fichas, láminas de cartulina, carpetas, entre otros.

Resmas, Resmillas y Formas Continuas: Atiende los mercados de productos de oficinas, con sus productos resmas y resmillas de papel bond y a color, papel de fotocopia, formas continuas stock, formas continuas pre-impresas y formas personalizadas, directamente a los clientes.

Sacos: Estos son elaborados por una de nuestras plantas ubicada Maracay Edo. Aragua, y son dirigidos principalmente al mercado de la industria cementera, alimentos concentrados y molinos, este producto se elabora en las modalidades de fondo cosido y fondo pegado de acuerdo a las necesidades específicas de cada cliente.

***Bolsas*:** Son bolsas de diferentes tamaños, con o sin impresión, elaboradas en dos variedades, bolsas de fondo plano y bolsas de fondo cuadrado.

Higiénicos: La Unidad Estratégica de negocios denominada Molino Higiénico es la encargada de la elaboración de las bobinas de papel en sus diferentes clases (Tipo A, B Y C), necesarias para la fabricación de higiénicos, servilletas, toallas , faciales y papeles MG, los cuales son convertidos en la misma planta.

1.3 VENTAS POR LINEAS DE PRODUCTOS

A continuación se presentan las ventas por líneas de productos de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., consolidadas (en millones de bolívares):

	Reexpresados en moneda constante al 30/06/02			
Tipo de Producto	**30/06/03**	**2002**	**2001**	**2000**
Imprimir / Escribir	59.374	99.285	76.474	75.892
Envases / Embalajes	12.352	24.860	43.798	53.268
Higiénicos	62.723	113.081	113.282	111.998
Madera en Rola	0	0	0	4.361
Transportes Alpes	0	32	118	185
TOTAL VENTAS	**134.449**	**237.258**	**233.672**	**245.724**

Fuente: Estados Financieros de Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

2. MATERIAS PRIMAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., utiliza en su proceso productivo una gran variedad de materias primas e insumos. A continuación se detallan las mismas, así como sus principales proveedores.

TIPO	*PROVEEDOR*	*ORIGEN*
Elementos Químicos	Clariant de Venezuela	Nacional
	Eka Chemicals	Nacional
	Agroindustrial Mandioca	Nacional
	Masterflex C.A.	Nacional
	Nalco de Venezuela	Nacional
	Químicas Victoria	Nacional
	Raisio Quimica	Nacional
	Okaite de Venezuela	Nacional
	Omya Colombia	Importado
Fibra Secundaria	Transpaca	Nacional
	Ace Recycling Limited	Importado
	Simco Recycling Corp.	Importado

TIPO	PROVEEDOR	ORIGEN
Pulpa	Cellmark Inc.	Importado
	Celulosa Arauco y Constitución	Importado
	C.M.P.C.- Celulosa S.A.	Importado
	Pope & Talbot	Importado

Fuente: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTES.

Por las características de los productos elaborados por MANPA, la misma cuenta con un gran número de clientes directos e indirectos activos , los cuales ascienden aproximadamente a 2.410, ninguno de los cuales llega a representar el 20% de las ventas de la empresa.

4. PROPIEDADES DE LA EMPRESA

Molino Imprimir, Escribir y Embalar: Ubicado en la Avenida Aragua, Maracay, Estado Aragua, sobre un terreno de 137.400,35 metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Tres Máquinas Papeleras
- ✓ Planta de Destintado
- ✓ Sistema de limpieza OCC
- ✓ Maquinaria de Acabado con 3 Rebobinadoras
- ✓ Laboratorios de Control de Calidad, Procesos, Análisis y Aguas
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Planta Eléctrica
- ✓ Planta de Tratamiento de Afluentes.

En el mismo terreno de la División Molino Imprimir, Escribir y Embalar se encuentra la planta ***Resmas, Resmillas y Formas Continuas***

Esta planta comprende de:

- ✓ Tres Líneas de Conversión para fabricación de resmas y resmillas.
- ✓ Seis Prensas para la producción de formas continuas.
- ✓ Equipos de Fotocomposición, computadoras e impresoras láser.

Planta Industrial Conversión: Ubicada en la Zona Industrial LA Hamaca, Maracay, Estado Aragua, sobre una área de 68.510 metros cuadrados, y se encuentra la planta ***Bolsas*** La cual cuenta en la actualidad con 46 máquinas para la fabricación de bolsas Fondo Plano y Fondo Cuadrado con o sin impresión, entre las cuales se detallan:

- ✓ 30 Máquinas con impresoras y empaquetadoras
- ✓ 9 Máquinas sin impresoras y empaquetadoras
- ✓ 1 Máquina cortadora con impresora.

En el mismo terreno de la planta de División Conversión se encuentra la planta ***Sacos***, la cual cuenta con:

- ✓ Cinco Líneas para la Elaboración de Sacos (dos de fondo pegado y dos de fondo cosido y uno de bolsones)
- ✓ Area de Impresión.
- ✓ Máquina Laminadora.
- ✓ Equipos para realizar control de calidad del producto fabricado.
- ✓ Taller de Mantenimiento.

Por razones operativas se realizó el traslado de la ***División Productos Escolares y de oficina*** a la Planta de Conversión la cual cuenta con:

- ✓ Cuatro Líneas de Producción de Cuadernos.
- ✓ Línea de Empaques Plegadizos.
- ✓ Líneas de Impresión.
- ✓ Departamento de Litografía (computadoras e impresoras láser)
- ✓ Taller de Mantenimiento y Servicios Auxiliares entre los que se encuentran compresores de aire y red de transformación y distribución de energía eléctrica.

Molino Higiénico: Ubicado en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un terreno de 712.500,oo metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Seis Máquinas Papeleras
- ✓ Máquinas de Impresión
- ✓ 24 Líneas de Conversión (Higiénicos, Servilletas, Toallas y Faciales)
- ✓ Planta de Pulpa
- ✓ Planta de Destintado
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Laboratorios de Materiales, Físico y de Procesos
- ✓ Planta de Tratamiento
- ✓ Laboratorio de Control de Calidad.

Instalaciones de TRANSPORTE ALPES, S.A.: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, en una superficie de 16.780 metros cuadrados.
Comprende de:

- ✓ Flota de 135 camiones
- ✓ Dos Galpones
- ✓ Estacionamiento Cubierto.

5. ACTIVOS FIJOS NO PROPIOS

Al 30 de Junio de 2.003, Manufacturas de Papel, C.A., (MANPA) S.A.C.A., no poseía ningún Arrendamiento Financiero.

6. INFORMACION SOBRE REVALUACION DE ACTIVOS:

En los Estados Financieros (Interinos) de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES no se encuentran activos revaluados.

7. CONTRATOS DE MAYOR IMPORTANCIA:

7.1. CONTRATOS LABORALES:

Contrato Colectivo para los trabajadores de las Divisiones de Conversión y Molino de Imprimir, Escribir y Embalar de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. con un período de duración de tres años, del 01 de Mayo de 2003 hasta el 01 de Mayo de 2006.

Contrato Colectivo para los empleados y obreros de la División de Molino Higiénico de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con un período de duración de tres años, del 01 de junio de 2001 al 30 de mayo de 2004.

Contrato Colectivo que ampara a los trabajadores de TRANSPORTE ALPES, S.A, con una duración de tres años; del 07 junio de 1999 al 07 de junio de 2002. (en discusión)

Contrato Colectivo para los trabajadores de la División de Productos Escolares de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con una vigencia de dos años y medio, desde 01 de junio de 2002 al 01 de Marzo de 2003, amparando tanto a empleados como obreros de la empresa (en discusión).

7.2. CONTRATOS DE SUMINISTROS:

Con la finalidad de garantizar un suministro de energía eléctrica confiable, en Diciembre de 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. suscribió un Contrato de Suministro de Energía con la empresa TURBOGENERADORES MARACAY, C.A., por un período de 12 años.

8. LITIGIOS Y RECLAMACIONES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. no tiene ni litigios ni reclamaciones que puedan afectar significativamente, directa o indirectamente, su situación financiera.

9. EXPLICACIÓN DE LAS VARIACIONES DE MAYOR IMPORTANCIA.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Estado de Ganancias Y Pérdidas
(Expresado en miles de bolívares)

	Reexpresado en moneda constante al 30/06/03			
(En miles de Bs.)	**30/06/03**	**2002**	**2001**	**2000**
Ventas Netas	134.448.633	237.257.664	233.671.670	245.723.517
Costo de Ventas	96.443.587	164.251.714	152.572.657	175.838.600
Ganancia Bruta	**38.005.046**	**73.005.950**	**81.099.013**	**69.884.917**
Gastos Operativos	17.558.350	43.281.854	48.407.744	51.092.124
Ganancia en Operación	**20.446.696**	**29.724.096**	**32.691.269**	**18.792.793**
Otros Ingresos (Egresos)	-12.235.342	-20.328.473	-21.694.321	-11.260.836
Ganancia Antes de impuestos	**8.211.354**	**9.395.623**	**10.996.948**	**7.531.957**
Provisión I.S.L.R y Provisión para Activos Empresariales	1.411.317	3.302.494	3.539.919	3.943.323
Ganancia Antes participación en resultados de afiliadas no consolidadas	**6.800.037**	**6.093.129**	**7.457.029**	**3.588.634**
Participación en resultados de afiliadas no consolidadas	-1.189.121	-3.459.924	-411.165	-271.965
Ganancia Antes de intereses minoritarios	**5.610.916**	**2.633.205**	**7.045.864**	**3.316.669**
Intereses Minoritarios	-426.136	-86.692	-18.074	338.952
Ganancia Antes de partida extraordinaria	**5.184.780**	**2.546.513**	**7.027.790**	**3.655.621**
Partida Extraordinaria	-	-	-	1.750.474
Ganancia Neta	**5.184.780**	**2.546.513**	**7.027.790**	**5.406.095**
N° de Acciones promedio en Circulación	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**
Ganancia por Acción	**2,26**	**1,11**	**3,06**	**2,36**

Fuente: Estados Financieros de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Ventas Netas:

De acuerdo a cifras expresadas en moneda constante al 30 de Junio de 2003, las ventas netas de los primeros seis meses del año 2003 muestran un incremento de 10 % con respecto al mismo período del año anterior, al registrarse ventas netas por MBs. 134.448.633 versus ventas netas de MBs. 122.215.836 al cierre de junio de 2002.

En toneladas métricas, las ventas totales cayeron 19,63 %, al pasar de 68.920 TM al cierre de junio de 2003 a 55.392 TM para el mismo período del año 2002, motivado principalmente a la reducción del 67% de las exportaciones. En cuanto al mercado local, la disminución de las toneladas métricas vendidas ha sido del 9 %, siendo los rubros más afectados los de impresión y escritura; sacos y productos escolares como consecuencia de la fuerte contracción económica registrada en el primer semestre del año.

Con respecto al comportamiento de las ventas netas en el año 2002 con respecto al año 2001 se observa un incremento de 1,5 % y con respecto al año 2000 una reducción de –3.45 % respectivamente, producto de la venta de la División Forestal a principios del año 2001 que redujo el volumen de ventas totales en 19.544 TM con relación al año 2000.

No obstante, si comparamos las ventas de papel del año 2001 con respecto al año 2000 se observa un incremento de 2.70 %, lo que representa 3.633 Toneladas métricas de papel adicionales vendidas.

Costo de Ventas:

El Costo de Ventas al cierre de junio de 2003 se incrementó un 24% con respecto al mismo período del año anterior. Igualmente como porcentaje de las ventas, el Costo de Ventas se incrementó en 7,48 puntos porcentuales al pasar de 59,49 % en el primer semestre del año 2002 a 66,97 % en los primeros seis meses del año 2003.

El incremento del Costo de Venta ha sido producto de la caída del volumen de producción en los dos primeros meses del año y al incremento de las materias primas y químicos por efectos de la devaluación. En efecto, en el primer semestre del año 2002 la tasa de cambio promedio fue de Bs./US$ 1.006 mientras que en el primer semestre del año 2003 la tasa de cambio que ha prevalecido ha sido Bs./US$ 1.600.

Igual comportamiento presentó el Costo de Ventas del año 2002 con respecto al año 2001, el cual se incrementó en 7,65 % y como porcentaje de las ventas en 4 puntos porcentuales, debido principalmente a que la tasa de cambio promedio del año fue 2002 fue de Bs./US$ 1.202 mientras que en el año 2001 fue de Bs./US$ 726, encareciendo el costo de las materias primas y repuestos importados. No obstante, la disminución de los gastos de fabricación contrarrestaron un mayor efecto de la devaluación en el incremento del costo de ventas.

Al comparar el Costo de Ventas del año 2001 con respecto al año 2000, se observa una reducción del 13,23 % como consecuencia de la aplicación de mejoras en la eficiencia productiva de los procesos de la empresa.

Gastos Operacionales:

De acuerdo a cifras reexpresadas al 30 de Junio del año 2.003, los gastos operativos como porcentaje de las ventas mostraron una reducción 5,59 puntos porcentuales con respecto al mismo período del año anterior, por una reducción tanto de los gastos de venta como de los gastos administrativos.

Los gastos de venta como porcentaje de las ventas se redujeron en 2 puntos porcentuales como resultado de la mínima actividad registrada en los dos primeros meses del año. En cuanto a los gastos de administración, la disminución fue generado por la reducción de los gastos de personal, servicios contratados y de honorarios profesionales tales como contratación de abogados, consultores, asesores, etc..

Con relación al comportamiento de los gastos operativos como porcentaje de las ventas en el año 2002 con respecto a los años 2001 y 2000, estos se redujeron en 3 puntos porcentuales básicamente como resultado del efecto de tasa de inflación para hacer comparativos los tres años.

Reexpresado al 30/06/03 (En millones de bolívares)	**30/06/03**	**2002**	**2.001**	**2.000**
Gastos de Ventas	12.454	29.331	32.507	34.022
Gastos de Admón.	5.105	13.951	15.901	17.070
Total Gastos Operativos	**17.559**	**43.282**	**48.408**	**51.092**

Margen Bruto y Operativo:

El margen bruto al cierre del primer semestre del año 2003 refleja una reducción de 2 puntos porcentuales con respecto al mismo período del año 2002 como resultado del incremento del Costo de Venta.

Igual comportamiento presenta el Margen Bruto del año 2002 con el año 2001 al pasar de 34,71 % al 30,77 % debido a un mayor Costo de Venta mientras que con respecto al año 2000 se observa un incremento de 2 puntos porcentuales en el Margen Bruto.

Distinto comportamiento muestra el margen operativo, el cual se incrementó en el primer semestre del año 2003 en 2,6 puntos porcentuales con relación al registrado en el mismo período del año anterior como resultado de la caída de los gastos operativos como porcentaje de las ventas en 5,59 puntos porcentuales.

Con relación al desempeño registrado en el año 2002 con respecto a los años 2001 y 2000, el mismo sigue la tendencia del margen bruto.

Costo Integral de Financiamiento:

El costo integral de financiamiento presentó una reducción en los primeros seis meses del año 2002 con respecto al mismo período del año anterior debido a, en primer lugar, a la disminución de los intereses pagados por un menor endeudamiento y en segundo lugar por la ganancia cambiaria y monetaria obtenida en el primer semestre del año.

Al comparar el costo integral de financiamiento en el año 2002 contra los años 2001 y 2000, se observa un incremento con respecto a ambos años, como consecuencia de la disminución de los intereses ganados, mayor pérdida cambiaria y la reducción de la ganancia monetaria por cambios en la posición monetaria de la empresa.

Intereses minoritarios:

La cifra presentada bajo el concepto de intereses minoritarios se refiere a la participación Toycos en los resultados de Manpa de Centroamérica.

Otros Ingresos/Egresos:

Durante el primer semestre del año 2003 se registró un incremento de los otros egresos con relación al primer semestre del año 2002. Este incremento fue ocasionado principalmente por la creación de una provisión de contingencia cambiaria ante la posible devaluación de bolívar frente al dólar.

Con relación al comportamiento que muestran los Otros Egresos en el año 2002 con respecto al año 2001 se observa una reducción del 40,23 % producto principalmente que en el año 2001 se liquidaron unas inversiones en títulos valores que se mantenían en el extranjero y también a la disminución en la Provisión de Valuaciones de Inversiones creada en el año 2001 a fin de mantener el valor de éstas en términos de dólares. Mientras que con respecto al año 2000 se observa un incremento debido a que en este año no existía la Provisión de Valuaciones de Inversiones.

	Reexpresado en moneda constante al 30/06/03		
(En miles de Bs.)	**2001/2000**	**2002/2001**	**Jun 03 / Jun 02**
Intereses / Colocaciones	-227.652	-515.644	-40.013
Diferencias en cambio (neto)	777.722	-1.647.487	4.920.381
Intereses Gastos	8.547.770	-372.902	2.861.821
Ganancia monetaria	-8.182.689	-2.794.456	1.566.019
Pérdida en Inversiones (neto)	-8.180.995	3.159.030	-2.233.534
Realización Inversiones Temporales	-4.267.290	4.267.290	-
Ganancia en venta de activos	-66.250	34.543	617
Otros	1.165.899	-764.526	-6.378.731
Total Variación Otros Ingresos (Egresos) e Ingreso (Costo) integral de financiamiento	**-10.433.485**	**1.365.848**	**696.560**

Fuente: Estados Financieros (Interinos) Manufacturas de Papel, C.A. (MANPA).

Margen Neto:

En cuanto al margen neto, éste registró en el primer semestre del año 2003 un incremento de 3,4 puntos porcentuales con respecto al mismo período de año anterior, como consecuencia del

aumento de la utilidad operativa y de un menor costo integral de financiamiento generado por la reducción de los gastos por intereses y de la ganancia en cambio obtenida en el trimestre.

El comportamiento del margen neto al cierre de 2002 con respecto al cierre de 2001 refleja un reducción de casi 2 puntos porcentuales, como consecuencia del incremento en el costo venta y en el costo integral de financiamiento. Con respecto al año 2000, el margen neto aumentó en 4,88 puntos porcentuales al pasar de 7,65 % en el año 2000 a 12,53 % en el año 2002 debido al incremento en la utilidad operativa y la reducción de los gastos operativos.

10. CONTINGENCIAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA no posee contingencias significativas que puedan afectar su valor patrimonial.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

Caracas, October 20, 2003.

Citizen

President of the **National Securities Commission**.

Your Office.

We do hereby inform you that in **Extraordinary General Shareholders' Meeting** of my principal, held on **October 17, 2003**, there was agreed an **extraordinary cash dividend of five bolivars (Bs.5.00)** per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 and the setting of the registry dates and payment was delegated to the Board of Directors, which in Meeting No.908 dated October 17, 2003 established November 7, 2003 as registry date (limit transaction date with benefit) that corresponds to the fifth business day following publication of the notice of dividends in two (2) major national newspapers, prior authorization by the National Securities Commission, and as payment date (limit date of registration of benefit) November 14, 2003, which corresponds to the fifth business day following the registry date, in one sole portion.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

For the purposes of obtaining authorization from this entity, we do hereby enclose a copy of the notice of the decree of extraordinary cash dividend of Five Bolivars (Bs.5.00) per share.

We do hereby make this participation pursuant to the provisions of Ordinal 2nd, Article 4th, of the "Regulations for Periodical or Occasional Financial Information to be provided by Companies which Securities are registered with the National Securities Registry."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible. President.

Enclose:

- Model of Notice
- Certificate of Minutes of Shareholders' Meeting.
- Certificate of Minutes of Shareholders' Meeting dated October 17, 2003.
- Balances 2002 and Movement Statements of Equity Accounts, No Consolidated.

Lawyer Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Urb. El Bosque – Pone: 9012307 – Fax: 901.2410 E-mail: ngonzalez@manpa.com.ve ---------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in Meeting No. 908 dated October 17, 2003 decided to establish the registry dates and payment of dividends, complying with approval dated October 17, 2003 by the Extraordinary General Shareholders' Meeting that declared a extraordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following publication of the notice of dividends in two

(2) major national newspapers, that is November 7, 2003 (limit date of registration of benefit), payable at the fifth business day following that date, that is from November 14, 2003 (limit date of registration of benefit), in one sole portion.

Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The present publication was authorized by the National Securities and Exchange Commission in Official Communication No. CNV-OP (blank) dated (blank) 2003, pursuant to the provisions set forth in resolution No.159-96 as of July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, November 2, 2003.---

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, a Trading Company of this domicile, do hereby **CERTIFY** "That: the Minute partially herein transcribed is a true and exact transcription of its original which is inserted in the Board of Directors Book of my principal, and textually reads as follows: " "**Minute No. 908**: As of today, the **Eighteenth (18th) day of October of the year Two Thousand Three**, there gathered members of the Board of Directors: Carlos Delfino T., President; Celestino Martinez P., First Vice-President; and the Main Directors: Alfredo Travieso P., Nelson Isamit, Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Alicia Mariela Paparoni, Elena Delfino, and the Substitute Directors Alberto Delfino, Fernando Paparoni M., in absence of Alfredo Gómez Ruiz, and Carlos H. Paparoni M., respectively. Likewise, there were present Alejandro Delfino T., Executive President and José Gaetano Paparoni M., Advisor.

1. The Board of Directors decided to establish as registry date (limit date of transaction of benefit) November 7, 2003 and as payment date (effective date of recording benefit) November 14, 2003 for the extraordinary cash dividend, approved by the Extraordinary General Shareholders' Meeting gathered at the same date, which declared an extraordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the Two

Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to Undistributed Profit Account at December 31, 2002. Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This Certification is issued in the city of Caracas, on the Twentieth (20th) day of October of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A.

Carlos E. Delfino T. (signed) Illegible.

Chairman of the Board of Directors ---

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, a Business Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, Minute of **Extraordinary General Shareholders' Meeting** dated **October 17, 2003** which is inserted in the Shareholders Book of this company, and textually reads as follows: "As of today, the **Seventeenth (17th) day of February of Two Thousand Three (2003)** at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, indicated herein below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in newspapers El Nacional and El Universal, dated October 10, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for the **Extraordinary General Shareholders' Meeting** to be held **at 3:00 p.m., on October 17, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this

city, with the following purposes: **SOLE ITEM**: Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders. Shareholders are hereby informed that the documents referred to in this notice are available at the company premises from the date of publishing this notification. Caracas, October 10, 2003. For the Board of Directors. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **one thousand nine hundred sixty five million four hundred fifty nine thousand nine hundred forty seven (1.965.459.947) shares**, that is, more than **eighty-five percent (85%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **Sole Item of the notice** – which was read out – that is, **Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the following proposal: It is hereby proposed to decree a cash dividend of Five (5.00) Bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 payable to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this last date (effective date of recording the benefit). Payment has to be made during the present year, in one portion.

Likewise, it is requested to delegate the Board of Directors to set the registry date and payment on the date appointed above.

Submitted to the consideration of the Meeting, the shareholders unanimously approved the foregoing proposal.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Lastly, the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may undertake the corresponding participation with the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the attending shareholders in conformity, after the list."

This Certification is issued in the city of Caracas, on the Twenty (20th) day of October of the year Two Thousand Three (2003).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/17/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

State of Quorum. Extraordinary.

Total Shareholders: 2,294,009,424

Attending Shareholders: 1,965,459,947

% Quorum: 85,678

Total Class "A" Shareholders: 2,294,009,424

Total Class "A" Attending Shareholders: 1,965,459,947

% Quorum Class "A": 85,678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 17/10/Illegible PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Presents

Shareholder's Name	Number of Shares	%
A EZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ALVAREZ GONZALEZ VICTOR SEGUNDO	363,988	0.016
ATRAMIZ VALI ELIAS	100,000	0.004
BIELINSKI MARKOWICZ REINHOLD	2,000	0.000
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	1,302	0.000
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,000	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
TRUM MORONEY JOHN MORONEY	25,000	0.001
Total Represented Shares	4,211,100	0.184
Total Quorum Shares	1,965,459,947	85.678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ALVAREZ VICTOR			
Own shares	: ⇒	363,988	0.016
Represented shares	: ⇒	23,084,770	1.006
Total shares	: ⇒	23,448,758	1.022

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholder's Name		Number of Shares	%
ATRAMIS VALI ELIAS			
Own shares	: ⇒	100,0000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
AÑEZ DELFINO GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	124,379,403	5.422
Total shares	: ⇒	124,449,403	5.425
BIELINSKI MARKOWICZ REINHOLD			
Own shares	: ⇒	2,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,000	0.000
DELFINO SUBERO VERONICA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	32,222,488	1.405
Total shares	: ⇒	32,222,488	1.405
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	1,302	0.000
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	1,302	0,000
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,216,744,165	53.040
Total shares	: ⇒	1,216,744,165	53.040

Shareholder's Name		Number of Shares	%
HANY REZNICEK			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	18,524,646	0.808

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
IBAÑEZ MANUEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.000
Total shares	: ⇒	10,000	0.000
JOHN ELLIS			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	21,433,364	0.934
Total shares	: ⇒	21,512,114	0.938
LUGO P JOSHI			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,000	0.000
Total shares	: ⇒	1,000	0.000
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,000	0.000
SALAS DELFINO PEDRO			
Own shares	: ⇒	0	0.000

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO JUDITH X. HERNANDEZ MORA

Represented shares : ⇒	47,345,234	2.064
Total shares : ⇒	47,345,234	2.064
TRAVIESO CARLOS		
Own shares : ⇒	0	0
Represented shares : ⇒	1,394,606	0.061
Total shares : ⇒	1,394,606	0:061
TRUM MORONEY JOHN MORONEY		
Own shares : ⇒	25,000	0.001
Represented shares : ⇒	0	0.000
Total shares : ⇒	25,000	0.001
VERA ALEJANDRO		
Own shares : ⇒	0	0
Represented shares : ⇒	476,239,371	20.760
Total shares : ⇒	476,239,371	20.760
General Total shares : ⇒	1,965,459,947	85.678

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:1

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MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VICTOR	**23,084,770**	**1.00**(Illegible)
BEE SUSAN MARY	3,100	0.000
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.001
CARRILLO HERNÁNDEZ NUBIA MARIA	400	0.000
DELFINO PARRA ELENA	138,682	0.006
DELFINO PARRA ELENA MARGARITA	640,490	0.028
DELFINO THORMAHLEN ALEJANDRO	3,375,904	0.147
GOMEZ RUIZ ALFREDO	50,442	0.002

Shareholder's Name	Number of Shares	%
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
JIMÉNEZ HERRERA ELKE DE LAS MERCEDE	800	0.000
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LOVERA RODRÍGUEZ JUAN ANTONIO	4,395	0.000
LOVERA VEGAS JUAN ANTONIO	1,749,272	0.076
MARTINEZ DE THOMSON JUANA CRISTINA	3,550,000	0.155
RAMÍREZ ORTIZ ANGEL JESÚS	11,428,684	0.498
RODRÍGUEZ DE LOVERA MARÍA JOSEFINA	225,400	0.010
THOMSON PETER GRAHAM	35,000	0.002
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
AÑEZ GUSTAVO	**124,379,403**	**5.422**
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSE	15,245	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
BUSTILLOS DE A EZ MARÍA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO GOMEZ VIVIANNE	100,000	0.004
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES GRUPO 21 C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES SF118 C.A.	49,768,530	2.169
INVERSIONES TEDEA, C.A.	22,967,800	1.001
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

13

Shareholder's Name	Number of Shares	%
PAUL DELFINO ALFREDO	1,253,112	0.055
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DELFINO SUBERO VERÓNICA	**32,222,488**	**1.405**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DELFINO SUBERO GUSTAVO ANDRES	103,244	0.005
DIANDRA HOLDING A.V.V.	5,617,374	0.245
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Sumarized)

Shareholders' Name	Number of Shares	%
GONZALEZ NELLY	**1,216,744,165**	**53.040**
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
CONSTRUCTORA TRAMONATANA, C.A.	182,400	0.008
ENTREMENTES, C.A.	20,000	0.001
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838, C.A.	808,900	0.035
INVERSIONES 2838, C.A.	41,100	0.002
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LLF CAPITALES, C.A.	99,580	0.004
MADINA INVESTMENTS LTD	8,569,728	0.374
MAURY DE PAPARONI ALICIA	168,750	0.007
MILANASA LLC	169,433,930	7.386
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	679,000	0.030
PAPARONI MICALE JOSE GAETANO	150,000	0.007

REPÚBLICA DE VENEZUELA
INTÉRPRETE PÚBLICO
JUDITH X. HERNÁNDEZ MORA

14

Shareholder's Name	Number of Shares	%
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARÍA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
THORMALEN WALLIS ELIZABETH	167,934	0.007
THREE-D INTERNATIONAL MARKETING, INC	213,592,723	9.311
VETA HOLDINGS AVV	65,175,046	2.841
WHITE SOUL CORP.	17	0.000
HANY REZNICEK	**18,394,446**	**0.802**
INVERSIONES TOMHAR,C.A	18,394,446	0.802
IBÁÑEZ MANUEL	**10,000**	**0.000**
INVERSORA FERRIBASAN, C.A.	5,000	0.000
REPRESENTACIONES REAL TESORO, C.A.	5,000	0.000
JOHN ELLIS	**21,433,364**	**0.934**
INVERSIONES 301130	976,890	0.043

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:3

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INVERSIONES 301130, C.A.	20,456,474	0.892

Shareholder's Name	Number of Shares	%

LUGO P JOSHI	**1,000**	**0.000**
CORPORACIÓN INFISA, C.A.	1,000	0.000
SALAS DELFINO PEDRO	**47,345,234**	**2.064**
INVERSIONES RODANO, C.A.	47,345,234	2.064
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
VERA ALEJANDRO	**476,239,371**	**20.760**
BEAR STEARNS SECURITIES CORP.	5,979,771	0.261
NATSCUMCO (NOMINEE FOR CITIBANK NA	470,259,600	20.499
Total Represented Shares ==>	1,961,248,847	85.494
Total Quorum Shares ==>	1,965,459,947	85.678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.---

Caracas, March 24, 2003

Messrs.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Shareholders

Present

Dear Sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 27, 2001 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2002.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External

Sale assessments profit	29,945
Others – net	(4,404,003)
	(8,727,558)
FINANCING OF INTEGRAL INCOME (COST):	
Interest expenses	(8,517,927)
Interest over temporary investments	449,481
Exchange differences – net	(3,124,657)
Monetary result of exercise (REME) (sic.)	2,194,590
	(8,998,513)
PROFIT BEFORE TAXES	8,057,013
TAX PROVISION	
Income Tax	2,865,582
PROFIT BEFORE SUBSIDIARY AND MEMBER SHARE RESULTS	5,191,571
SUBSIDIARY AND MEMBER SHARE RESULT	(3,027,622)
PROFIT BEFORE MINORITY INTEREST	2,163,949
MINORITY INTEREST	(86,692)
NET PROFIT	2,077,257
NET PROFIT PER SHARE (2,294,009,424 AVERAGE)	0,91

Jacobo J. Cohén R. (signed) Illegible
Principal Commissioner
C. Admón (sic) 12,915

Isabel Quintero G. (signed) Illegible
Principal Commissioner
C.P.C. 15,197--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATE OF RESULTS FOR THE YEAR ENDING DECEMBER 31, 2002

RE-EXPRESSED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Expressed in thousand bolivars)

ASSETS	2002
CURRENT ASSETS:	
Cash and equivalent of cash	12,922,285

Auditors of the Company as of February 12, 2003 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATE OF RESULTS

FOR THE YEAR ENDING DECEMBER 31, 2002

RE-EXPRESSED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Expressed in thousand bolivars, except Net Profit per Share)

	2002
NET SALES	207,872,590
COST OF SALES	144,199,877
GROSS PROFIT	63,672,713
SALES EXPENSES	25,681,374
GENERAL AND ADMINISTRATIVE EXPENSES	12,208,115
	37,889,489
TRANSACTION PROFIT	25,783,224
OTHER INCOMES (EXPENDITURES)	
Investment loss, net	(4,353,500)

Cash and receivable accounts – net	45,777,149
Advances to suppliers and others	2,596,014
Inventories – net	41,885,742
Expenses paid in advance	515,177
Others current assets – net	9,916,112
Total current assets	113,612,479
LONG TERM SPARE PARTS INVENTORY	6,658,447
INVESTMENTS IN SUBSIDIARIES – Net	4,386,111
PROPERTIES, PLANTS AND EQUIPMENT – Net	354,409,133
DEFER CHARGES AND OTHERS ASSETS –Net	1,274,772
TOTAL	480,340,942
LIABILITIES, MINORITY AND PATRIMONY INTERESTS	
LIABILITIES ASSETS:	
Promissory Notes and overdraft	8,200,000
Long-term loans current portion	6,125,000
Commercial papers and current liabilities portion	2,000,000
Documents for payment	6,465,401
Payable Accounts	50,978,109
Payable Accumulated Expenses	5,824,525
Payable Taxes	2,416,642
Total Current Assets	82,009,677
LONG TERM LOANS	1,500,000
CIRCULATING ISSUES LIABILITIES	2,644,100
PROVISION FOR SEVERANCE BENEFITS	6,215,223
OTHER LIABILITIES AND POSTPONED CREDITS	45,629
Total Current Assets	92,414,629
MINORITY INTERESTS	1,066,594
PATRIMONY	
Share capital, 2,294,009,242 common shares	
Bs. 10 each one	91,368,874

Net Balance of retained profits	156,925,262
Accrued result for translation of foreign subsidiary	91,966
Retained Profit:	
Legal reserve	9,136,887
Undistributed	20,182,292
Result for holding non monetary assets	109,154,438
Total Patrimony	386,859,719
TOTAL	480,340,942

Jacobo J. Cohén R. (signed) Illegible — Isabel Quintero G. (signed) Illegible

Principal Commissioner — Principal Commissioner

C. Admón (sic) 12,915 — C.P.C. 15,197---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

(Illegible) of equity accounts
Re-stated in constant currency at June 30, 2003
(Stated in thousands of bolivars)

	Capital Stock	Net Balance Capital Stock Updating	Net Balance Updated for future capital increases	Accued results for translation from foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Net balance updated of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
Balances at December 31, 2002	105,410,271	-	181,041,243	91,966	10,541,027	-	23,296,836	125,923,791	446,305,134
Transfer to net balance updated of retained earnings	-	-	(181,041,243)	-	-	181,041,243		-	
Net income	-	-	-	-	-		5,184,780	-	5,184,780
Accued results for translation from foreign subsidiary	-	-	-	-	-		-	-	-
Result from holding non-monetary assets	-	-	-	-	-		-	-	-
Cash dividends	-	-	-	-	-		(11,629,481)	-	(11,629,481)
Result from holding non-monetary assets	-	-	-	-	-		-	(19,116,227)	(19,116,227)
Balances at June 30, 2003	105,410,271	-	-	91,966	10,541,027	181,041,243	16,852,135	106,807,564	420,744,206

MANUFACTURAS DE PAPEL,C.A. (MANPA) SACA
Consolidated statement of movement of equity accounts
In historical bolivars at June 30, 2003
(Stated in thousands of bolivars)

	Capital stock	Applicable portion to financial statements adjusted by inflation	Net Capital Sock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
Balances at December 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040
Net income						16,121,246	16,121,246
Result from holding non-monetary assets	-	-	-	-	-		-
Cash dividends	-	-	-	-	-	(11,470,047)	(11,470,047)
Net Balances at June 30, 2003	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	33,469,431	46,127,240

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2003
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings		Total Equity
		Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2002	11,470,047	1,095,795	28,910,199	41,476,041
Capital increase	-	-	-	-
Net income	-	-	16,121,246	16,121,246
Cash dividends	-	-	(11,470,047)	(11,470,047)
BALANCES AT JUNE 30, 2003	11,470,047	1,095,795	33,561,398	46,127,240

MANUFACTURAS DE PAEL, C.A.
(Manpa), S.A.C.A.
Lic. CARLOS E. DELFINO T. (signed) Illegible
President

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2003
STATED IN CONSTANT CURRENCY AT JUNE 30, 2003
(Stated in thousand bolivars)

					Retained Earnings			
	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Legal Reserve	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	82,470,177	181,041,243	91,966	10,541,027	23,296,836	125,923,791	446,305,134
Net income	-	-	-	-	-	5,184,780	-	5,184,780
Cash dividends	-	-	-	-	-	(11,629,481)		(11,629,481)
Result from holding non-monetary assets	-	-	-	-	-		(19,116,227)	(19,116,227)
BALANCES AT JUNE 30, 2003	22,940,094	82,470,177	181,041,243	91,966	10,541,027	16,852,135	106,807,564	420,744,206

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.
Lic. CARLOS E. DELFINO T. (signed) Illegible
President

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 OCT 21 AM 9:57
RECIBIDO

Caracas, 20 de octubre de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informamos que en la **Asamblea General Extraordinaria de Accionistas** de mi representada celebrada el día **17 de octubre de 2003**, se acordó decretar un **dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 908 del 17 de octubre de 2003 estableció como fecha de registro (fecha límite de transacción con beneficio) el 7 de noviembre de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de noviembre de 2003 que corresponde al quinto día hábil siguiente a la fecha de registro, en una única porción.

A los efectos de obtener autorización de ese organismo, anexamos copia del aviso del decreto de dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- ✓ Modelo del aviso
- ✓ Certificación del Acta de Junta Directiva
- ✓ Certificación del Acta de Asamblea del 17 de octubre de 2003
- ✓ Balances 2002 y Estados de Movimiento en las Cuentas de Patrimonio, No Consolidados

MANPA

COMISION NACIONAL DE VALORES

2003 OCT 21 AM 9:57

ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 908 de fecha 17 de octubre 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 17 de octubre de 2003 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 07 de noviembre de 2003 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de noviembre de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-____ de fecha _______ de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 2 de noviembre de 2003

MANPA

2003 OCT 21 AM 9:57

RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> **"Acta N° 908:** Hoy, diecisiete (18) de octubre de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer-Vicepresidente; y los Directores Principales: Alfredo Travieso P., Nelson Isamit, Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Alicia Mariela Paparoni, Elena Delfino, y los Directores Suplentes Alberto Delfino Fernando Paparoni M., en ausencia de Alfredo Gómez Ruiz, y Carlos H. Paparoni M. respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni M., Asesor.
>
> 1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 7 de noviembre de 2003 y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de noviembre de 2003 del dividendo extraordinario en efectivo, aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito. "

Certificación que expido en Caracas a los veinte (20) días del mes de octubre del año dos mil tres.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A V
Teléfono (02) 9012311
internet: http://www.manpa.com.ve

2003 OCT 21 AM 9:56

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **17 de octubre de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **diecisiete (17) de octubre del dos mil tres (2003)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios EL NACIONAL y EL UNIVERSAL, de fecha 10 de octubre de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **17 de octubre de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente. Caracas, 10 de octubre de 2003. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos sesenticinco millones cuatrocientos cincuentinueve mil novecientas cuarenta y siete (1.965.459.947) acciones**, o sea, más del **ochenta y cinco por ciento (85%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas**. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil

MANPA

2003 OCT 21 AM 9:56

Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una porción.
Igualmente se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas.

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado de los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veinte (20) días del mes de octubre del año dos mil tres (2.003).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10

MANUFACTURA DE PAPEL MANPA OCT 21 AM 9:56

Estado del Quorum

Extraordinaria

ARCHIVO
RECIBIDO

Total Accs. : 2.294.009.424
Accs. Pres. : 1.965.459.947

% Quroum : 85.678

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.965.459.947
% Quroum Tipo "A"	:	85.678

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10.
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Presentes

2003 OCT 21 AM 9:56

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0.003
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0,016
ATRAMIZ VALI ELIAS	100.000	0,004
BIELINSKI MARKOWICZ REINHOLD	2.000	0,000
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	1.302	0,000
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.000	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
TRUM MORONEY JOHN MORONEY	25.000	0,001
Total Acciones Representadas =>	4.211.100	0,184
Total Acciones del Quorum =>	1.965.459.947	85,678

RECIBIDO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Carlos Delfino

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Especial

2003 OCT 21 AM 9:56

RECIBIDO

Nombre Accionista			Cant. Acciones	%
ALVAREZ VICTOR				
	Acciones Propias	:=>	363.988	0,016
	Acciones Representadas	:=>	23.084.770	1,006
	Total Acciones	:=>	23.448.758	1,022
ATRAMIZ VALI ELIAS				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
AÑEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	124.379.403	5,422
	Total Acciones	:=>	124.449.403	5,425
BIELINSKI MARKOWICZ REINHOLD				
	Acciones Propias	:=>	2.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.000	0,000
DELFINO SUBERO VERONICA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	32.222.488	1,405
	Total Acciones	:=>	32.222.488	1,405
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	1.302	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.302	0,000
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.216.744.165	53,040
	Total Acciones	:=>	1.216.744.165	53,040
HANY REZNICEK				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	18.524.646	0,808

2003 OCT 21 AM 9:56

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 17/10/
SATACORP PAGINA: 2

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
IBAÑEZ MANUEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0,000
JOHN ELLIS				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0,938
LUGO P JOSHI				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	1.000	0,000
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
SALAS DELFINO PEDRO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.345.234	2,064
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
TRUM MORONEY JOHN MORONEY				
	Acciones Propias	:=>	25.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	25.000	0,001
VERA ALEJANDRO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	476.239.371	20,760
	Total Acciones	:=>	476.239.371	20,760
	Total Acciones General	:=>	1.965.459.947	85,678

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL   FECHA : 17/10
SATACORP   PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

2003 OCT 21 AM 9:56
RECIBIDO

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	**23.084.770**	**1,0**
BEE SUSAN MARY	3.100	0,0
CAPIELO RAYMOND SANIA CELINA	990	0,0
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,0
CARRILLO HERNANDEZ NUBIA MARIA	400	0,0
DELFINO PARRA ELENA	138.682	0,0
DELFINO PARRA ELENA MARGARITA.	640.490	0,02
DELFINO THORMAHLEN ALEJANDRO	3.375.904	0,14
GOMEZ RUIZ ALFREDO.	50.442	0,0
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,05
JIMENEZ HERRERA ELKE DE LAS MERCEDE	800	0,0
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0.0
LOVERA RODRIGUEZ JUAN ANTONIO	4.395	0,00
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,07
MARTINEZ DE THOMSON JUANA CRISTINA	3.550.000	0,15
RAMIREZ ORTIZ ANGEL JESUS	11.428.684	0,49
RODRIGUEZ DE LOVERA MARIA JOSEFINA	225.400	0,01
THOMSON PETER GRAHAM	35.000	0,00
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,01
AñEZ DELFINO GUSTAVO	**124.379.403**	**5,42**
AñEZ DE HERRERA SUSANA DE LA C.	78.750	0,00
AñEZ DELFINO ARNALDO JOSE.	15.246	0,00
AñEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,00
BUSTILLOS DE A EZ MARIA VICTORIA	2.121.839	0,09
CONDE DELFINO GUSTAVO EMILIO	682.080	0,03
CONDE DELFINO VALENTINA ISABEL	10.752	0.00
CONDE ROTUNDO EMILIO LUIS	31.668	0,00
DELFINO DE AñEZ TERESITA	78.750	0,00
DELFINO GOMEZ VIVIANNE	100.000	0,00
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,00
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,03
INVERSIONES GRUPO 21,C.A.	2.612	0,00
INVERSIONES INVERDELGO, C.A.	1.133.172	0,04
INVERSIONES SF118 C A.	[illegible]9.768.530	2,16
INVERSIONES TEDEA, C.A.	22.967.800	1,001
INVERSORA 3-10-64, C.A.	423.150	0,01
INVERSORA CONDEISA, C.A.	682.080	0,03
PAUL DELFINO ALFREDO	1.253.112	0,05
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,92
DELFINO SUBERO VERONICA	**32.222.488**	**1,405**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DELFINO SUBERO GUSTAVO ANDRES	103.244	0,005
DIANDRA HOLDING A.V.V.	5.617.374	0,245
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0.971

2001 OCT 21 AM 9:56

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 17/10,
SATACORP PAGINA: 2

ARCHIVO
RECIBIDO

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Resumido)

Nombre Rep./Apo.	Cant. Acciones	%
GONZALEZ NELLY	**1.216.744.165**	**53,04**
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,10
CLARIDGE, LTD.	350.000.000	15,25
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,00
ENTREMENTES, C.A.	20.000	0,00
FUNDACION CARLOS DELFINO	100.511.658	4,38
INMOBILIARIA ARA, S.A.	33.600	0,00
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,25
INVERSIONES 199, C.A.	400.000	0,01
INVERSIONES 218177, C.A.	3.000.000	0,13
INVERSIONES 222, C.A.	1.139.510	0,05
INVERSIONES 2838 C.A	808.900	0,03
INVERSIONES 2838,C.A.	41.100	0,00
INVERSIONES 3240, C.A.	107.500	0,00
INVERSIONES 85735, LTD	144.939.746	6,31
INVERSIONES 935431, C.A.	3.459.960	0,15
INVERSIONES 9861680, C.A.	1.600.000	0,07
INVERSIONES CESCARSA, C.A.	300.000	0,01
INVERSIONES KHAFRE, C.A.	1.821.456	0,07
INVERSIONES TALBOT, C.A.	3.907.906	0,17
INVERSIONES VEIQUEVE, S.A	127.600	0,00
LLF CAPITALES, C.A.	99.850	0,00
MADINA INVESTMENTS LTD.	8.569.728	0,37
MAURY DE PAPARONI ALICIA	168.750	0,00
MILANASA LLC	169.433.930	7,38
PAPARONI MICALE FERNANDO	21.000	0,00
PAPARONI MICALE FERNANDO CESAR	679.000	0,030
PAPARONI MICALE JOSE GAETANO	150.000	0,007
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
THORMAHLEN WALLIS ELIZABETH	167.934	0,007
THREE-D INTERNATIONAL MARKETING,INC	213.592.723	9,311
VETA HOLDINGS A V V	65.175.046	2,841
WHITE SOUL CORP.	17	0,000
HANY REZNICEK	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
IBAÑEZ MANUEL	**10.000**	**0,000**
INVERSORA FERIBASAN,C.A. .	5.000	0,000
REPRESENTACIONES REAL TESORO.C.A. .	5.000	0,000
JOHN ELLIS	**21.433.364**	**0,934**
INVERSIONES 301130	976.890	0,043

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/
PAGINA: 3

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES 301130, C.A	20.456.474	0,89
LUGO P JOSHI	**1.000**	**0,00**
CORPORACION INFISA, C.A.	1.000	0,00
SALAS DELFINO PEDRO	**47.345.234**	**2,06**
INVERSIONES RODANO, C.A.	47.345.234	2,06
TRAVIESO CARLOS	**1.394.606**	**0,06**
INVERSIONES 7426, S.A.	1.394.606	0,06
VERA ALEJANDRO	**476.239.371**	**20,76**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,26
NATSCUMCO(NOMINEE FOR CITIBANK NA	470.259.600	20,49
Total Acciones Representadas =>	1.961.248.847	85,49
Total Acciones del Quorum =>	1.965.459.947	85,67

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Caracas, 24 de Marzo de 2003.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2002.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 12 de febrero de 2003, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares. Excepto Utilidad Neta Por Acción)

	2002
VENTAS NETAS	207.872.590
COSTO DE VENTAS	144.199.877
UTILIDAD BRUTA	63.672.713
GASTOS DE VENTAS	25.681.374
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115
	37.889.489
UTILIDAD EN OPERACIONES	25.783.224
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.353.500)
Utilidad en venta de activos	29.945
Otros - neto	(4.404.003)
	(8.727.558)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(8.517.927)
Intereses sobre inversiones temporales	449.481
Diferencias en cambio - neto	(3.124.657)
Resultado monetario del ejercicio (REME)	2.194.590
	(8.998.513)
UTILIDAD ANTES DE IMPUESTOS	8.057.153
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.865.582
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.027.622)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949
INTERESES MINORITARIOS	(86.692)
UTILIDAD NETA	2.077.257
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	0.91

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

2003 OCT 21 AM 9:56
ARCHIVO
RECIBIDO

	2002
ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	12.922.285
Efectos y cuentas por cobrar - neto	45.777.149
Anticipos a proveedores y otros	2.596.014
Inventarios - neto	41.885.742
Gastos pagados por anticipado	515.177
Otros activos circulantes - neto	9.916.112
Total activo circulante	113.612.479
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.658.447
INVERSIONES EN AFILIADAS - Neto	4.386.111
PROPIEDADES, PLANTA Y EQUIPO - Neto	354.409.133
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.274.772
TOTAL	480.340.942
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones y papeles comerciales	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	50.978.109
Gastos acumulados por pagar	5.824.525
Impuestos por pagar	2.416.642
Total pasivo circulante	82.009.677
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	6.215.223
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629
Total pasivo	92.414.629
INTERESES MINORITARIOS	1.066.594
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	91.368.874
Saldo neto actualizado de utilidades retenidas	156.925.262
Resultado acumulado por traducción de filial extranjera	91.966
Utilidades retenidas:	
Reserva Legal	9.136.887
No distribuidas	20.182.292
Resultado por tenencia de activos no monetarios	109.154.438
Total patrimonio	386.859.719
TOTAL	480.340.942

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2003
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de pago de dividendos en acciones de Manpa o de subsisiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	82.470.177	181.041.243	91.966	10.541.027	23.296.836	125.923.791	446.305.134
Utilidad neta	-	-	-	-	-	5.184.780		5.184.780
Dividendos en efectivo	-	-	-	-	-	(11.629.481)		(11.629.481)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(19.116.227)	(19.116.227)
SALDOS AL 30 DE JUNIO DE 2003	22.940.094	82.470.177	181.041.243	91.966	10.541.027	16.852.135	106.807.564	420.744.206

...UFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

2003 OCT 21 AM 9:56
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas		Total patrimonio
		Reserva legal	No distribuidas	
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.795	28.910.199	41.476.041
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	16.121.246	16.121.246
Dividendos en efectivo	-	-	(11.470.047)	(11.470.047)
SALDOS AL 30 DE JUNIO DE 2003	11.470.047	1.095.795	33.561.398	46.127.240

...UFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic CARLOS E. DELFINO T.
...sidente

2003 OCT 21 AM 9: 56
ARCHIVO
RECIBIDO

...vimiento en las cuentas de patrimonio
Reexpresado en moneda constante del 30 de junio de 2003
(Expresado en miles de bolívares)

	Capital social	Saldo neto Actualizacion del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado Acumulado por traduccion de filial extranjera	Utilidades retenidas			Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas		
Saldos al 31 de diciembre de 2002	105.410.271	-	181.041.243	91.966	10.541.027	-	23.296.836	125.923.791	446.305.134
Traspaso a saldo neto actualizado de utilidades retenidas	-	-	(181.041.243)	-	-	181.041.243	-	-	-
Utilidad neta		-	-	-	-	-	5.184.780	-	5.184.780
Resultado acumulado por traducción de filial extranjera	-	-	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(11.629.481)	-	(11.629.481)
Resultados por tenencia de activos no monetarios	-	-	-	-	-	-	-	(19.116.227)	(19.116.227)
Saldos al 30 de junio de 2003	105.410.271	-	-	91.966	10.541.027	181.041.243	16.852.135	106.807.564	420.744.206

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Estado consolidado de movimiento en las cuentas de patrimonio
En bolívares historicos al 30 de junio de 2003
(Expresado en miles de bolívares)

	Capital social	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas		Total patrimonio
					Reserva legal	No distribuidas	
Saldos al 31 de diciembre de 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
Utilidad neta	-	-	-	-	-	16.121.246	16.121.246
Resultado acumulado por traducción de filial extranjera	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	(11.470.047)	(11.470.047)
Saldos al 30 de junio de 2003	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	33.469.431	46.127.240